UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cornerstone Therapeutics, Inc.

File No. 333-113727 - CF#25003

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Cornerstone Therapeutics, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 19, 2004.

Based on representations by Cornerstone Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through March 31, 2015
Exhibit 10.6	through March 31, 2015
Exhibit 10.7	through March 31, 2015
Exhibit 10.8	through March 31, 2015
Exhibit 10.10	through March 31, 2015
Exhibit 10.11	through March 31, 2015
Exhibit 10.13	through March 31, 2015
Exhibit 10.25	through March 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel